IGNITE RESTAURANT GROUP, INC.

10555 Richmond Avenue
Houston, Texas 77042

February 9, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ignite Restaurant Group, Inc. – Registration Statement on Form S-1, Registration No. 333-189840

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ignite Restaurant Group, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-189840), together with all exhibits thereto, filed on July 8, 2013 (the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for a public offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Steve Metzger, Vice President and General Counsel at the above-mentioned address, facsimile number (832) 203-6379, with a copy to Keith Townsend, King & Spalding LLP, 1180 Peachtree St., N.E., Atlanta, Georgia, 30309, facsimile number (404) 572-5133.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact Keith Townsend of King & Spalding LLP at (404) 572-3517.

Sincerely, IGNITE RESTAURANT GROUP, INC.

/s/ Brad A. Leist
Brad A. Leist
Senior Vice President and Chief Financial Officer

cc:	Donald E. Field – Securities and Exchange Commission Steve Metzger – Ignite Restaurant Group, Inc. Keith Townsend – King & Spalding LLP